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                            June 28, 2021

       Anna Paglia
       Chief Executive Officer
       Invesco DB Multi-Sector Commodity Trust
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco DB
Multi-Sector Commodity Trust
                                                            Invesco DB Precious
Metals Fund
                                                            Registration
Statement on Form S-3
                                                            Filed June 22, 2021
                                                            File No. 257256

       Dear Ms. Paglia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance